Exhibit 3.2

SEQUA CORPORATION

Amendment to the By-Laws of the Corporation

Article IV, Section 3 is amended and restated as follows:

"Section 3. **Powers and Duties.** The Chairman of the Board, or in his absence, the Chairman of the Executive Committee of the Board of Directors shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board shall be the chief executive officer of the Corporation. The officers and agents of the Corporation shall each have such powers and perform such duties in the management of the business and affairs of the Corporation as generally pertain to their respective offices, as well as such powers and duties as from time to time may be prescribed by the Board of Directors."